UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ACRA assigns AAA(RU) credit rating to MTS for the first time

December 21, 2023

Moscow, Russia – Mobile TeleSystems Public Joint Stock Company (MOEX: MTSS), a digital ecosystem, announces that the rating agency ACRA has assigned a credit rating to MTS at the highest AAA(RU) level. The rating outlook is stable.

ACRA rating agency assigned MTS the highest AAA(RU) rating on the national scale. Earlier, Expert RA and NCR rating agencies also confirmed the highest credit rating of MTS at ruAAA/AAA.ru levels. The credit rating is based on high assessments of the operational and industry risk profiles, taking into account a wide range of business areas and Company’s own telecommunications infrastructure.

ACRA notes the Company's strong business profile, wide geography of operations, as well as the high quality of its corporate governance system. According to the agency's estimates, a consistent development strategy allows the company to maintain its leadership position for a long time and successfully enter new business segments. In addition, the agency highly evaluates MTS's market position.

The assessment of MTS's financial risk profile is also at a high level. MTS is characterized by high estimates of business size, profitability and liquidity. ACRA assumes that MTS’s leverage is low.

The full text of ACRA’s announcement on MTS’s rating is available at https://acra-ratings.ru/press-releases/4476/

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For more information, please contact:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

e-mail: ir@mts.ru

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Mobile TeleSystems Public Joint Stock Company (“MTS” – MOEX: MTSS) is Russia’s ecosystem providing network-native digital services and largest mobile operator. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as unified communications, cloud computing and IoT. There are more than 88 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including more than 80 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 4,600 owned and franchised retail outlets in Russia, and provides nearly 10 million clients with broadband, TV, and/or fixed-line telephone connectivity, over 12 million users – with OTT and pay TV services. The number of ecosystem clients exceeds 14 million. MTS’s shares are listed on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including fluctuations of the value of the Russian ruble against the U.S. dollar and the Euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: December 21, 2023